JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

SEC Mail Processing Section

OCT 10 2008

Washington, DC
110

US SEC EXEMPTION
FILE NO. 82-3572

19 September 2008

08005421

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JGSHI dated September 11, 2008 regarding the sale of shares held in Philex Mining Corporation.
2. SEC Form 17-C of JGSHI dated September 15, 2008 regarding the issuance of fixed rate notes.
3. SEC Form 17-C of JGSHI dated September 15, 2008 regarding the appointment of an officer.

Thank you very much.

PROCESSED
OCT 22 2008
THOMSON REUTERS

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

dlw 10/17

SEC Mail Processing
Section

OCT 10 2008

Washington, DC

COVER SHEET

1 1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

12 | 3 1

Month *Day*
(Fiscal Year)

1 7 - C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Sale of shares held in Philex Mining Corporation

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **September 11, 2008**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated September 10, 2008 informing the PSE that the Company sold 46,187,700 common shares of Philex Mining Corporation on September 10, 2008.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 11, 2008
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

September 10, 2008

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Gentlemen:

Please be advised that JG Summit Holdings, Inc. (JGSHI), a stockholder of Philex Mining Corporation, sold 46,187,700 common shares of Philex Mining Corporation on September 10, 2008.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

File copy

COVER SHEET

1	8	4	0	4	4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City.

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

12 | **31**
Month *Day*
(Fiscal Year)

17-C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Issuance of fixed rate notes in the aggregate amount of P4,310,000,000.00 by JG Summit Holdings, Inc.

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **September 15, 2008**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. [ ] (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange ("PSE") dated September 15, 2008 informing the PSE that the Company has agreed to issue fixed rate notes in the aggregate amount of P4,310,000,000.00 through the placement of such notes with not more than 19 primary institutional lenders pursuant to Rule 9.2 (2) B of the implementing rules and regulations of the Securities Regulation Code.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 15, 2008
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

September 15, 2008

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Gentlemen:

Please be advised that JG Summit Holdings, Inc. (the "Company") has agreed to issue fixed rate notes in the aggregate amount of P4,310,000,000.00 through the placement of such notes with not more than 19 primary institutional lenders pursuant to Rule 9.2 (2) B of the implementing rules and regulations of the Securities Regulation Code. The notes will have a term of 5 years and 1 day and the proceeds from the issuance will be utilized for capital expenditures and general corporate purposes of the Company.

The Company has appointed The Hongkong and Shanghai Banking Corporation Limited as the sole lead manager and bookrunner for the placement, distribution and sale of the notes.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/jbb

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

12 | 31

Month *Day*
(Fiscal Year)

17-C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Appointment of Officer

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **September 15, 2008**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. [ ] (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please be advised that the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") approved the appointment of MS. CHONA R. FERRER as Assistant Treasurer of the Corporation

In compliance with Rule 23 of the Securities Regulation Code (SRC), please be advised that MS. CHONA R. FERRER has no beneficial ownership over any shares of the Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

September 15, 2008
(Date)

/jbb/

END